Exhibit 99

April 08, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that based on the recommendation of the Nomination & Remuneration Committee, the Board of Directors of the Bank has today i.e. April 8, 2025, approved the inclusion of Mr. Sanjay D’Souza – Group Head-Emerging & Informal Micro Enterprises Group as part of the Senior Management of the Bank with immediate effect.

A brief profile of Mr. Sanjay D’Souza is given below:

Mr. Sanjay D’Souza joined the Bank on December 1, 1999 and has close to 25 years of experience with the Bank. He has a diverse work experience in the Bank spanning Retail Credit, Wholesale Credit and Emerging Enterprises Group. Mr. D’Souza has been heading business for Emerging Enterprises Group since October 2016 and Micro Enterprises Group was added to his portfolio effective February 2024. Further, with effect from April 8, 2025, he would also be in charge of Business Banking – Working Capital.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight